SALE PURCHASE AGREEMENT

BETWEEN:	SHOPRIDER CANADA MOBILITY PRODUCTS
1498 CLIVEDEN AVENUE
ANNACIS ISLAND,
DELTA, B.C.
V3M 6L9

(Herein referred to as 'Shoprider")

AND:	DURAMED DESIGNS
202 - 460 GRIFFITHS PLACE
NEW WESTMINISTER, B.C.
V3L 3Y7
(100% OWNED BY LAMONTE FRANDSON)

(Herein referred to as °Duramed')

Whereas:

A.	Shoprider is a 50 - 50 partnership between 393231, owned by RKGCM Holdings Ltd., 100% owned by Mrs. Rani Gill and Ambassador Holdings Incorporated, owned by Mr. Ken Harverson, Ms. Carel Moore, and Mrs. Grace Noren.

B.	Duramed is a private business owned 100% by Mr. Lamonte Frandsen

C.	Shoprider agrees to purchase all rights, privileges, and potential patents from Duramed with regards to a bath lift developed by Duramed. See Schedule A.

D.	Shoprider agrees to the purchase and Duramed agrees to sell the bath-lift for a royalty payable by Shoprider to Duramed in the amount of Five Percent of the cost of production of each unit. The royalty is payable based on the number of commercially produced units sold by Shoprider on a quarterly basis after commercial production. Any commercially sold units that are returned to Shoprider due to a design or engineering defect will reduce the total royalty payment paid quarterly by that amount of defective units.

E.	Duramed agrees that the bath lift is a prototype and is not a finished product and is currently not ready for commercial production. Duramed agrees that it is estimated that it will take an additional 6-12 months of work to bring the bath lift to a finished product state ready for commercial production.

F.	Duramed agrees to provide complete on going assistance to ensure that Shoprider is able to bring the bath lift to commercial production within the stated period of time mentioned in (E) above. After the pre-production prototype is complete schedule B will be completed which will outline the agreed upon duties of Duramed that will ensure commercial production. The amount that will be paid by Shoprider to Duramed for its services is outlined in Schedule A.

.

G.
Duramed agrees to provide Shoprider prior to the signing of this agreement all names, phone numbers, and addresses of all manufacturer's and suppliers and consultants utilized by Duramed in the completion of the prototype bath lift. Duramed will alsoprovide a list of any potential suppliers, consultants and manufacturers that may be expected to be utilized in the future.

H.	Duramed agrees that all information with regards to this agreement is confidential and all documents and information supplied by Duramed to Shoprider is strictly confidential.

I.
Duramed agrees that in the on going relationship Duramed will continue to provide expertise to Shoprider about the development of new bath lifts and or changes to this bath lift post commercialization of this bath lift.

J.
Duramed agrees that Shoprider will have the first right to purchase any bath lifts currently or in the future developed by Duramed and/or Lamonte Frandson and Shoprider will have the first right to purchase any other products developed by Duramed and/or by Lamonte Frandson after January 01,2001 under the same purchase terms as outlined in this agreement but the terms can be subject to re-negotiations if mutually agreed upon by both parties.

K.
Duramed agrees to provide all drawings, diagrams and parts lists for the bath lift and for any product purchased by Shoprider from Duramed under this agreement in the future. The documents become the property of Shoprider upon execution of this agreement.

L.
Duramed agrees if the patent search currently being performed by Shoprider is not satisfactory to Shoprider that Duramed will return all funds provided to date and Shoprider will return the prototype to Duramed and this agreement will be voided.

M.
Schedule A is a letter dated Nov. 06, 2000 in which Duramed agrees that no more than Nine thousand dollars will be paid to Duramed by Shoprider to manufacture a pre-production prototype of the bath lift. Duramed ensures that a working prototype will be ready for commercial production. If Duramed fails to manufacture a working pre - production prototype he will loose all rights to the bath lift.

1.0 Representations and Warranties

BY SHOPRIDER:

(a)	Shoprider has currently entered an agreement to go public on the CDNX market by way of a Reverse - Take-Over Offer

(b)	Shoprider and the parties signing for Shoprider have the legal authority to enter into this agreement.

By Duramed and Lamonte Frandson

(a)
Duramed and Lamonte Frandson agree that they have the legal authority to sell the rights of the bath lift and that they have no liens against them or legal issues that would affect the sale or ownership of the bath lift.

(b)	Duramed owned 100% by Lamonte Frandson owns all the rights, privelages of the bath lift.

(c)	Duramed agrees that this agreement will continue in effect in the event that Shoprider chooses to assign the agreement and/or if Shoprider completes theRTO offer discussed in 1.0(a) above.

This agreement is three pages in length and is hereby executed by both parties on the 5th day of January 2001, by:

Shoprider Canada Mobility Products	Duramed Designs

/s/ Ken Harveson	/s/ Lamonte Frandson
Ken Harverson	Lamonte Frandson

/s/ Carel Moore
Carel Moore

/s/ Rani Gill
Rani Gill

Schedule "A"

January 4, 2001

To:		Ken Harverson, Carel Moore, Rani Gill. and Grace Noren
Shoprider Canada Mobility Products

From:		Lamonte Frandsen Duramed Designs

Proposal:

1	.	To take existing bath lift prototype from Duramed Designs and effect modifications to produce a preproduction prototype bath lift for testing and viability for production.

2	.	To employ my time and resources at the Duramed Designs workshop and commission external fabricators to manufacture lift components for this purpose.

3	.	Provide detailed diagrams of valve, valve housing. and auto-stop components of bath lift to be examined and considered for patent.

4	.	The effort on my part will be to accomplish this task within a two month time period.

Procedure:

     Redesign and fabricate scissors frame to accommodate larger lifting bladders.
     Resize and fabricate valve housing and cover.
     Source and have fabricated new lifting bladders with a higher weight lifting capacity.
     Resize and fabricate base and seat for new chassis.
     Design backrest option for bath lift.
     Build test bed for load testing and monitoring.
     Build environmental platform (bath tub and water hook-up) for actual application and testing.

Requirements:

Duramed requires the advance of these funds needed to proceed with this task within the proposed time frame.

Consultation fee for 2 months at 2500.00 per month	$5000.00

Funds provided for commissioned fabrications, materials, tools, and expenses. (Estimated at $ 2000.00 per month maximum for possible adjustments and re-fabrications.) Receipts provided	$4000.00

Total	$9000.00

Work on this task will begin upon Shoprider and Duramed signing the "Sale agreement" and with the transfer of funds to Duramed for this purpose.